[Goldman, Sachs & Co. Letterhead]
March 19, 2007
Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C. 20549

Re:	Glu Mobile Inc.
Filed on Form S-1
Registration No. 333-139493
Ladies and Gentlemen:
In connection with the above-captioned Registration Statement, we wish to advise that between March 6, 2007 and the date hereof 12,283 copies of the Preliminary Prospectus dated March 6, 2007 were distributed as follows: 8,872 to 4 prospective underwriters; 3,257 to 3,257 institutional investors; 80 to 2 prospective dealers; 43 to 43 individuals; 9 to 3 rating agencies and 22 to 22 others.
We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.
We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 PM E.D.T. on March 21, 2007 or as soon thereafter as practicable.

Very truly yours, GOLDMAN, SACHS & CO. LEHMAN BROTHERS INC. BANC OF AMERICA SECURITIES LLC NEEDHAM & COMPANY, LLC As Representatives of the Prospective Underwriters
By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)